# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 000000000
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0001104659-23-119980
Filed by CIK 0001999695
Persons authorized to receive notices and communications: Nadir Nurmohamed, Searchlight IV KOR, L.P., 745 5th Avenue - 27th Floor, New York, New York (NY), 10151, (212) 293-3730

## Reporting persons
- Searchlight IV KOR, L.P. (CIK 0001999695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of common stock, par value $0.0001 per share ("Common Stock"), of KORE Group Holdings, Inc. (the "Issuer") issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 2,360,000 shares of Common Stock at an exercise price of $0.05 per share issued on November 9, 2023 (the "Warrant") and the warrant to purchase up to 44,942 shares of Common Stock at an exercise price of $0.05 per share issued on December 13, 2023 (the "Additional Warrant"), as further discussed in Items 1, 4 and 6 herein, giving effect to the Issuer's 1-for-5 reverse stock split that became effective on July 1, 2024 (the "Reverse Stock Split").
  
  The percentage in Row 13 is calculated based on 17,493,073 shares of Common Stock outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025.
- Searchlight Capital Partners IV GP AGG, LLC (CIK 0001999764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,493,073 shares of Common Stock outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025.
- Searchlight Capital Partners IV GP, L.P. (CIK 0001999785): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,493,073 shares of Common Stock outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025.
- Searchlight Capital Partners IV GP, LLC (CIK 0002000946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (13.7% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock issuable to Searchlight IV KOR, L.P. upon the exercise of Warrant and the Additional Warrant, which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,493,073 shares of Common Stock outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Warrants to Purchase Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Comment:
This Amendment No. 4 (this "Amendment No. 4") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023, as amended by Amendment No. 1, dated as of December 15, 2023, Amendment No. 2, dated as of December 19, 2024 and Amendment No. 3, dated as of August 5, 2025 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to KORE Group Holdings, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D relates to warrants to purchase a total of 2,404,942 shares of Common Stock of the Issuer, a Delaware corporation, with principal executive offices at 1155 Perimeter Center West, 11th Floor, Atlanta, GA 30338.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On November 3, 2025, Searchlight Capital Partners, L.P., on behalf of its affiliated investment funds (collectively, "Searchlight"), and Abry Partners, LLC ("Abry") submitted to the special committee of the board of directors of the Issuer (the "Special Committee") a letter to enter into discussions with the Issuer to acquire all of the outstanding shares of common stock of the Issuer ("Common Stock") that are not owned by Searchlight or Abry for cash consideration of $5.00 per share of Common Stock (the "Letter"). A copy of the Letter is filed as Exhibit 10 to this Amendment No. 4, and the information set forth in the Letter is incorporated by reference herein.

The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the shares of the Issuer's Common Stock, from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

While the Letter remains under consideration by the Special Committee referred to in the Letter, the Reporting Persons and their affiliates and representatives expect to discuss the Letter and related matters with the Company, the Special Committee and their respective representatives, as well as potential financing sources, stockholders and other interested parties.

The Reporting Persons do not intend to provide additional disclosures regarding the Letter until a definitive agreement has been reached unless disclosure is otherwise required under applicable U.S. securities laws. No assurances can be given that a definitive agreement will be reached or that the transactions contemplated by the Letter will be consummated. The Reporting Persons reserve the right to modify or withdraw the Letter at any time.

As a result of submitting the Letter Searchlight and ABRY may be deemed to be "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Searchlight and ABRY each hereby expressly disclaims being a "group" and expressly disclaims beneficial ownership of each other's securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth above in Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).

Exhibit 2 Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 9, 2023).

Exhibit 3 Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 4 Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 5 Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 7 Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 8 Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 9 Agreement by and between the Issuer and Searchlight IV KOR, L.P., dated as of August 1, 2025.

Exhibit 10 Letter to Special Committee, dated as of November 3, 2025, from Searchlight and Abry.

## Signatures
- Searchlight IV KOR, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (11/04/2025)
- Searchlight IV KOR, L.P.: /s/ Searchlight Capital Partners IV GP AGG, LLC, General Partner (11/04/2025)
- Searchlight Capital Partners IV GP AGG, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (11/04/2025)
- Searchlight Capital Partners IV GP, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (11/04/2025)
- Searchlight Capital Partners IV GP, L.P.: /s/ Searchlight Capital Partners IV GP, LLC, General Partner (11/04/2025)
- Searchlight Capital Partners IV GP, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (11/04/2025)